SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Freeline Therapeutics Holdings plc
(Name of Issuer)

Ordinary Shares, nominal value £0.0001 per share
(Title of Class of Securities)

35655L107**
(CUSIP Number)

March 10, 2022
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** The Ordinary Shares have no CUSIP number. The CUSIP number for the Company's American Depositary Shares, each representing one Ordinary Share, is 35655L107.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35655L107	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Tetragon Financial Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,700,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,700,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,700,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 35655L107	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Tetragon Financial Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,700,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,700,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,700,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 35655L107	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Patrick G. G. Dear
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,700,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,700,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,700,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 35655L107	13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Reade E. Griffith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,700,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,700,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,700,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 35655L107	13G	Page 6 of 10 Pages

Item 1(a).	NAME OF ISSUER.

The name of the issuer is Freeline Therapeutics Holdings plc (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at Stevenage Bioscience Catalyst, Gunnels Wood Road, Stevenage, Hertfordshire SG1 2FX, United Kingdom.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)

Tetragon Financial Group Limited (“Tetragon”), a Guernsey company, with respect to the Shares (as defined in Item 2(d)) represented by American Depositary Shares ("ADSs") directly and beneficially owned by it;

(ii)

Tetragon Financial Management L.P. (“Tetragon Manager”), a Delaware limited partnership, as the investment manager of Tetragon, with respect to the Shares represented by ADSs directly directly and beneficially owned by Tetragon;

(iii)	Patrick G. G. Dear ("Mr. Dear"), as principal to Tetragon Manager, with respect to the Shares represented by ADSs directly and beneficially owned by Tetragon;
(iv)	Reade E. Griffith ("Mr. Griffith"), as principal to Tetragon Manager, with respect to the Shares represented by ADSs directly and beneficially owned by Tetragon.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares represented by ADSs reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal office of each of Tetragon, Mr. Dear and Mr. Griffith is c/o Polygon Global Partners LLP, 4 Sloane Terrace, London SW1X 9DQ, United Kingdom. The address of the principal office of Tetragon Manager is 399 Park Avenue, 22nd Floor, New York, New York 10022.

Item 2(c).	CITIZENSHIP:

Tetragon is a company organized under the laws of Guernsey. Tetragon Manager is a Delaware limited partnership. Messrs. Dear and Griffith are citizens of the United Kingdom.

CUSIP No. 35655L107	13G	Page 7 of 10 Pages

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares, nominal value £0.0001 per share (the "Shares").

Item 2(e).	CUSIP NUMBER
The Ordinary Shares have no CUSIP number. The CUSIP number for the Company's American Depositary Shares, each representing one Ordinary Share, is 35655L107.

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________________

Item 4.	OWNERSHIP

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The percentages used in this Schedule 13G are calculated based upon 60,799,225 Shares outstanding, as reported in the Company's Prospectus filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on March 11, 2022, after giving effect to the completion of the offering as described therein.

CUSIP No. 35655L107	13G	Page 8 of 10 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

By signing below each of the undersigned certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 35655L107	13G	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATE: March 21, 2022

TETRAGON FINANCIAL GROUP LIMITED

By:	/s/ Reade E. Griffith
Name:	Reade E. Griffith
Title:	Authorized Signatory

TETRAGON FINANCIAL MANAGEMENT L.P.

By:	/s/ Reade E. Griffith
Name:	Reade E. Griffith
Title:	Authorized Signatory

/s/ Patrick G.G. Dear
PATRICK G.G. DEAR

/s/ Reade E. Griffith
READE E. GRIFFITH

CUSIP No. 35655L107	13G	Page 10 of 10 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: March 21, 2022

TETRAGON FINANCIAL GROUP LIMITED

By:	/s/ Reade E. Griffith
Name:	Reade E. Griffith
Title:	Authorized Signatory

TETRAGON FINANCIAL MANAGEMENT L.P.

By:	/s/ Reade E. Griffith
Name:	Reade E. Griffith
Title:	Authorized Signatory

/s/ Patrick G.G. Dear
PATRICK G.G. DEAR

/s/ Reade E. Griffith
READE E. GRIFFITH